UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number 000-30342

JACADA LTD.
(Translation of Registrant’s name into English)

8 Ha’sadna’ot Street
Herzliya Pituach, 46728 Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

In compliance with the regulations promulgated under the Israeli Companies Law, 5759 – 1999, or the Companies Law, and its articles of association, or the Articles, Jacada Ltd. (Jacada, or the Company) published a notice in Israeli newspapers on Thursday, October 6, 2016 that its 2016 annual general meeting of shareholders, or the Meeting, will be held on Thursday, November 10, 2016 at the Company’s headquarters, 8 Ha’sadna’ot Street, Herzliya Pituach, 46728, Israel at 11:00 a.m., Israel time, and that the record date for the determination of the holders of Jacada’s ordinary shares, par value NIS 0.04 per share, or Ordinary Shares, entitled to vote at the Meeting will be Monday, October 10, 2016.

At the Meeting, the shareholders will be asked to vote on the following proposals:

(1) Reelection of Ms. Tzvia Broida to the Jacada Board of Directors, or the Board, as an external director under the Companies Law, and as a Class II director under the Articles, for a three year term, until November 9, 2019.

(2) Approval of the acquisition by IGP Digital Interaction Limited Partnership, or IGP, of 261,287 newly-issued Ordinary Shares, representing 5% of the issued and outstanding share capital of Jacada on a fully diluted basis, at a price per share of $5.25, in a private placement pursuant to a Securities Purchase Agreement, dated September 29, 2016, by and between Jacada and IGP (we refer to this private placement as the Acquisition). The approval of the Acquisition is required pursuant to Section 328(b)(1) of the Companies Law, as the purchase by IGP of the Ordinary Shares offered to it by the Company in the Acquisition will, together with the 1,040,000 Ordinary Shares previously purchased by IGP, result in aggregate holdings by IGP of 25% or more of the total voting power of the Company (a “control block” within the meaning of~~,~~ the Companies Law), and prior to the Acquisition there is no shareholder of Jacada holding such “control block”.

(3) Election to the Board of Mr. Haim Shani to serve as a Class II director under the Articles.

(4) Approval of the expansion of the authorized size of the Board from its current size of six (6) members to nine (9) members, and an amendment to Article 39(c) of the Articles that increases the number of unclassified directors authorized to serve on the Board for a one-year term, from one annual general meeting of shareholders until the following annual general meeting of shareholders, from one (1) to three (3).

(5) Subject to the approval of Proposal 4, the election of Mr. Assaf Harel to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due election and qualification of his successor.

(6) Subject to the approval of Proposal 4, the re-election of Mr. Ofer Timor to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due election and qualification of his successor.

(7) Subject to his or their election pursuant to Proposal 3 and, if applicable, Proposal 5, the approval, for each of Mr. Haim Shani and, if applicable, Mr. Assaf Harel, of (i) his receipt of cash remuneration and reimbursement of expenses matching that paid to all other non-executive members of the Board, and in addition,  to the extent any other Board member will be awarded options or other equity-based awards in excess of the pool of options to purchase up to 263,750 ordinary shares that has been previously designated for Board members (consisting of 233,750 currently granted options and an additional 30,000 options available for future grants), then each of Messrs. Shani and Harel shall also be entitled to awards of like tenor, (ii) his entry into an agreement with the Company for indemnification and exculpation with terms that match those to which all other Board members are entitled, and (iii) his inclusion in the Company’s director and officer liability insurance coverage.

(8) Approval of (i) the amendment and restatement of Article 67 of the Articles and (ii) our entry into a new form of director and officer indemnification agreement with our directors and officers, in each case so as to update the provisions thereof in light of changes to the Companies Law and other Israeli laws that allow for broader-based indemnification.

(9) Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders, and authorization of the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of Jacada for the fiscal year ended December 31, 2015 will also be presented to Jacada’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board has unanimously approved each of the above proposals and recommends that you vote in favor thereof.

The presence in person or by proxy of two or more shareholders possessing at least at least 33 1/3% of the Company’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within one half-hour of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on Thursday, November 17, 2016 at the same time and place. At such adjourned meeting, if within one half -hour from the time designated for the meeting a quorum is not present, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. The approval of each of the above proposals (except for Proposals 4 and 8) requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to the simple majority described in the previous sentence, the re-election of Ms. Broida to serve as an external director and Class II director under Proposal 1 also requires that either:

•
the majority voted in favor of her re-election includes a majority of the Ordinary Shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) (other than a personal interest that does not derive from a relationship with a controlling shareholder) in her re-election that are voted at the Meeting, excluding abstentions; or

•
the total number of Ordinary Shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against her re-election does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Articles, the approval of each of Proposals 4 and 8 requires the affirmative vote of seventy-five percent (75%) of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) on that proposal at the Meeting (or at any adjournment thereof).

All shareholders are cordially invited to attend the Meeting in person. Following the record date for the Meeting, the Company will send to its shareholders a proxy statement further describing the proposals listed herein. That proxy statement and a related proxy card will be furnished to the Securities and Exchange Commission , or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on October 10, 2016 at the registered office of the Company, 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-9-952-5900.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign that proxy card and return it promptly in the pre-addressed envelope that will be provided, so as to be received at the Company’s registered office not later than four (4) hours in advance of the Meeting. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their Ordinary Shares at the Meeting.

If your Ordinary Shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares, or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, Attention: Oren Shefler, email: oshefler@jacada.com, or by facsimile to +972-9- 958-6429 no later than Thursday, October 13, 2016. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated proxy card with respect to the Meeting, no later than Thursday, October 20, 2016, which will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, Attention: Oren Shefler, email: oshefler@jacada.com, or by facsimile to +972-9- 958-6429 no later than Monday, October 31, 2016. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

On behalf of the Board of Directors,

Giddy Hollander
Co-Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/S/ CAROLINE CRONIN
Name:	Caroline Cronin
Title:	Chief Financial Officer

Dated: October 6, 2016